Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2024, our 2023 annual consolidated financial statements and our 2023 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2024 outlook, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 4, 2024.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	Results of Operations – a comparison of our current and prior-year period results	4

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

•	Outlook – our financial outlook, including material assumptions and material risks	18

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, Woodbridge, and other related parties	20

•	Subsequent Events – a discussion of material events occurring after September 30, 2024 and through the date of this management’s discussion and analysis	21

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	21

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	21

•	Additional Information – other required disclosures	21

•	Appendix – supplemental information	23

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
AI	Artificial Intelligence
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
ML	Machine Learning
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Woodbridge	The Woodbridge Company Limited, our principal and controlling shareholder
YPL	York Parent Limited, the entity that owned our LSEG shares, which is jointly owned by our company and the Blackstone consortium. References to YPL also include its subsidiaries.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

Third Quarter 2024 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products powered by emerging technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

7%
12%
13%
43%
25%

- Legal Professionals (43%)
- Corporates (25%)
- Tax & Accounting Professionals (13%)
- Reuters News (12%)
- Global Print (7%)

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technologies, including generative AI, providing integrated workflow solutions designed to help our customers digitally transform and achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit, and accounting professionals’ firms (other than the seven largest, which are served by the Corporates segment) with research and automated workflow products powered by emerging technologies, including generative AI.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources.

Key Financial Highlights

Good revenue momentum continued in the third quarter. Our revenues increased 8% in total and 7% on an organic basis, compared to the prior year, driven by growth in recurring and transactions revenues from our “Big 3” and Reuters News segments. We continued to execute against our product roadmap and investment plans, including the launch of several new AI product capabilities and making enhancements to CoCounsel, our professional-grade generative AI assistant.

Due to our continued strong revenue performance, we raised our full-year 2024 outlook for organic revenue growth to approximately 7% for our total company and to approximately 8.5% for our “Big 3” segments. Refer to the “Outlook” section of this management’s discussion and analysis for further information.

Our operating profit, adjusted EBITDA and its related margin all decreased in the third quarter, which reflected higher costs associated with our investment plans and the impact of acquisitions. Operating profit decreased 6%, adjusted EBITDA decreased 4% and its related margin decreased to 35.3% from 39.6% in the prior-year period.

We acquired Safe Sign Technologies in September 2024 and Materia in October 2024, both of which complement our product roadmap and further accelerate our provision of generative AI tools for professionals. Safe Sign Technologies brings expertise in the development of legal-specific large language models while Materia developed and recently launched a generative AI assistant for accounting and tax professionals. Additionally, we announced a definitive agreement to sell our FindLaw business. Our capital capacity and liquidity remain a key asset to support further acquisitions and drive returns to shareholders. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2024	2023	Total	Constant Currency	2024	2023	Total	Constant Currency
IFRS Financial Measures
Revenues	1,724	1,594	8%		5,349	4,979	7%
Operating profit	415	441	(6%)		1,387	1,774	(22%)
Diluted EPS	$0.67	$0.80	(16%)		$3.59	$4.31	(17%)
Non-IFRS Financial Measures
Revenues	1,724	1,594	8%	9%	5,349	4,979	7%	8%
Organic revenue growth				7%				8%
Adjusted EBITDA	609	632	(4%)	(4%)	2,061	1,971	5%	5%
Adjusted EBITDA margin	35.3%	39.6%	(430)bp	(450)bp	38.5%	39.5%	(100)bp	(120)bp
Adjusted EBITDA less accrued capital expenditures	454	499	(9%)		1,624	1,592	2%
Adjusted EBITDA less accrued capital expenditures margin	26.2%	31.3%	(510)bp		30.3%	31.9%	(160)bp
Adjusted EPS	$0.80	$0.82	(2%)	(2%)	$2.76	$2.53	9%	9%
“Big 3” Segments
Revenues	1,403	1,282	9%	10%	4,378	4,039	8%	9%
Organic revenue growth				9%				9%
Adjusted EBITDA	555	566	(2%)	(2%)	1,852	1,784	4%	4%
Adjusted EBITDA margin	39.5%	44.0%	(450)bp	(460)bp	42.3%	44.0%	(170)bp	(180)bp

Revenues

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	1,442	1,323	9%	10%	8%	4,288	3,969	8%	8%	8%
Transactions revenues	154	134	14%	14%	12%	686	602	14%	14%	14%
Global Print revenues	128	137	(7%)	(6%)	(6%)	375	408	(8%)	(8%)	(8%)
Revenues	1,724	1,594	8%	9%	7%	5,349	4,979	7%	8%	8%

Revenues in the third quarter increased 8% in total and 9% in constant currency due to growth in recurring and transactions revenues. Total revenue growth was positively impacted by the contribution from acquisitions. On an organic basis, total revenues increased 7%, driven by 8% growth in recurring revenues (84% of total revenues) and 12% growth in transactions revenues. Global Print revenues declined 6% on an organic basis.

Revenues in the nine-month period increased 7% in total and 8% in constant currency driven by growth in recurring and transactions revenues. The positive impact from the contribution of acquisitions on total revenue growth was offset by the loss of revenues from the divestiture of our Elite business. On an organic basis, total revenues increased 8%, driven by 8% growth in recurring revenues (80% of total revenues) and, to a lesser extent, 14% growth in transactions revenues. Global Print revenues declined 8% on an organic basis.

Revenues from the “Big 3” segments in the third quarter increased 9% in total and 10% in constant currency. On an organic basis, revenues increased 9%, driven by 9% growth in recurring revenues and 8% growth in transactions revenues. In the nine-month period, revenues from the “Big 3” segments increased 8% in total and 9% in constant currency. On an organic basis, revenues increased 9%, driven by 9% growth in recurring revenues and 10% growth in transactions revenues. The “Big 3” segments represented approximately 81% and 82% of our total revenues in the third quarter and nine-month period, respectively.

In both periods, foreign currency had a slightly negative impact on revenue growth, which was primarily due to the strengthening of the U.S. dollar against the Brazilian real and Argentine peso, partly offset by the weakening of the U.S. dollar against the British pound sterling.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit decreased 6% in the third quarter primarily as higher revenues were more than offset by higher costs, primarily related to acquisitions and growth investments in our business. Operating profit decreased 22% in the nine-month period primarily because the 2023 period included a $347 million gain on the sale of a majority stake in our Elite business.

In the third quarter, adjusted EBITDA, which included the impact from growth investments and acquisitions, decreased 4% and the related margin decreased to 35.3% from 39.6% in the prior-year period. The decrease in adjusted EBITDA was driven by a 2% decline in the “Big 3” segments and a 22% decline in Global Print. In the nine-month period, adjusted EBITDA, which excludes the gain on sale of Elite, as well as other items, increased 5% which reflected a 4% increase in the “Big 3” segments and a 37% increase in Reuters News, partly offset by a 16% decline in Global Print. The related margin decreased to 38.5% from 39.5% in the prior-year period. Foreign currency contributed 20bp to the year-over-year change in adjusted EBITDA margin in the third quarter and nine-month period, respectively.

Adjusted EBITDA less accrued capital expenditures and the related margin decreased in the third quarter due to lower adjusted EBITDA and higher accrued capital expenditures. In the nine-month period, adjusted EBITDA less accrued capital expenditures increased as higher adjusted EBITDA more than offset higher accrued capital expenditures. The related margins declined compared to the prior-year periods.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2024	2023	Total	Constant Currency	2024	2023	Total	Constant Currency
Operating expenses	1,117	958	17%	16%	3,288	3,022	9%	10%
Remove fair value adjustments(1)	–	6			8	1
Operating expenses, excluding fair value adjustments	1,117	964	16%	16%	3,296	3,023	9%	10%

(1)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

In both periods, operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis primarily due to higher costs from acquisitions and investments, as well as higher compensation expenses associated with stronger performance. In the nine-month period, the increase in operating expenses was mitigated by lower costs due to the Elite divestiture in June 2023.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2024	2023	Change	2024	2023	Change
Depreciation	30	28	7%	87	87	–
Amortization of computer software
Internally developed	117	111	6%	349	329	6%
Acquisition-related	34	21	57%	109	48	124%
Total amortization of computer software	151	132	14%	458	377	22%
Amortization of other identifiable intangible assets	21	24	(11%)	69	72	(4%)

●	Depreciation increased slightly in the third quarter and was unchanged in the nine-month period.
●	Total amortization of computer software increased due to acquisitions and product development.
●

Amortization of other identifiable intangible assets decreased in both periods as the completion of amortization of assets acquired in previous years more than offset higher expenses associated with recent acquisitions.

Other operating gains (losses), net

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Other operating gains (losses), net	10	(11)	(60)	353

Other operating gains (losses), net, in the third quarter of 2024 and 2023 were not significant. Net other operating losses in the nine-month period of 2024 included an impairment of an equity method investment, which reflected a decline in the value of its commercial real estate holding, acquisition-related deal costs and costs related to a legal provision. Net other operating gains in the nine-month period of 2023 included a $347 million gain on the sale of a majority interest in our Elite business and a $23 million gain on the sale of a wholly-owned Canadian subsidiary to a company affiliated with Woodbridge.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	Change	2024	2023	Change
Net interest expense	21	32	(32%)	97	121	(19%)

Net interest expense decreased in both periods as a reduction in interest expense on commercial paper borrowings and from the repayment of our $600 million, 4.30% notes upon maturity in November 2023, more than offset the prior year $12 million interest benefit associated with the release of tax reserves. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year period.

Other finance costs (income)

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Other finance costs (income)	32	(117)	8	75

In the third quarter of 2024, other finance costs primarily included net foreign exchange losses on intercompany funding arrangements. Other finance costs in the nine-month period of 2024 were not significant as net foreign exchange losses in the third quarter offset foreign exchange gains earlier in the year. In the third quarter of 2023, other finance income included gains of $67 million from foreign exchange contracts on instruments that were intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which was denominated in British pounds sterling, and net foreign exchange gains on intercompany funding arrangements. In the nine-month period of 2023, other finance costs included $68 million of losses from foreign exchange contracts, as well as net foreign exchange losses on intercompany funding arrangements.

Share of post-tax (losses) earnings in equity method investments

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
YPL	–	(167)	68	828
Other equity method investments	(8)	(7)	(23)	(13)
Share of post-tax (losses) earnings in equity method investments	(8)	(174)	45	815

In May 2024, we sold our remaining LSEG shares that we had indirectly owned through YPL. We accounted for the investment in LSEG shares held by YPL at fair value, based on the share price of LSEG. As the investment in LSEG was denominated in British pounds sterling, we entered into a series of foreign exchange contracts to mitigate currency risk on our investment.

Our share of post-tax earnings (losses) in our YPL investment was comprised of the following items:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
(Decrease) increase in LSEG share price	–	(111)	(86)	587
Foreign exchange (losses) gains on LSEG shares	–	(107)	(3)	165
Dividend income	–	13	6	58
Loss from forward contract	–	–	–	(77)
(Loss) gain from call options	–	(1)	22	(1)
Historical excluded equity adjustment(1)	–	39	129	96
YPL - Share of post-tax (losses) earnings in equity method investments	–	(167)	68	828

(1)	Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from our investment in YPL.

Tax expense (benefit)

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Tax expense (benefit)	77	(18)	(258)	397

Tax expense in the third quarter of 2024 was $77 million. The net tax benefit in the nine-month period of 2024 included a $468 million benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada. The new legislation reduced our ability to deduct interest expense against our Canadian taxable income, thereby increasing Canadian taxable profits such that we now expect to utilize tax loss carryforwards and other tax attributes, which we had not previously recognized as a deferred tax asset.

In January 2024, we began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which we operate. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. In the three and nine months ended September 30, 2024, we recorded $2 million and $9 million, respectively, of top-up tax expense which was attributable to our earnings in Switzerland.

Tax benefit in the third quarter of 2023 included $38 million of tax benefits related to our loss in equity method investments and $15 million of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to our investment in LSEG. The third quarter of 2023 also included $61 million of benefits from the release of tax reserves due to the expiration of applicable statutes of limitation. Tax expense in the nine-month period of 2023 included $195 million of tax expense related to our earnings in equity method investments and $16 million of tax benefits related to other finance costs. The nine-month period also included benefits of $61 million from the release of tax reserves and $24 million from the settlement of a tax audit, as well as $78 million of expense related to the sale of a majority stake in Elite.

Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023

Tax (benefit) expense

Tax items impacting comparability:

Recognition of deferred tax asset(1)	–	–	(468)	–

Discrete changes to uncertain tax positions(2)	–	(61)	(15)	(61)

Corporate tax laws and rates(3)	–	–	–	1
Deferred tax adjustments(4)	(2)	(1)	–	(4)

Subtotal	(2)	(62)	(483)	(64)
Tax related to:

Amortization of acquired computer software	(7)	(5)	(24)	(12)

Amortization of other identifiable intangible assets	(5)	(5)	(16)	(17)

Other operating gains (losses), net	3	(2)	(9)	75

Other finance income (costs)	–	15	(8)	(16)

Share of post-tax earnings (losses) in equity method investments	4	(38)	11	195

Other items	–	4	1	2

Subtotal	(5)	(31)	(45)	227

Total	(7)	(93)	(528)	163

(1)	Relates to new tax legislation enacted in Canada.
(2)

In 2024, relates to the release of tax reserves that are no longer required due to the settlement of a tax dispute. In 2023, relates to tax reserves no longer required due to the expiration of statutes of limitation.

(3)	Relates primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(4)	Relates primarily to adjustments to deferred tax assets attributable to a non-U.S. subsidiary.

The items described above impact the comparability of our tax expense or benefit for each period, therefore, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023

Tax expense (benefit)	77	(18)	(258)	397

Remove: Items from above impacting comparability	7	93	528	(163)
Other adjustment:

Interim period effective tax rate normalization(1)	(3)	(2)	7	1

Total tax expense on adjusted earnings	81	73	277	235

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of discontinued operations

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Earnings (loss) from discontinued operations, net of tax	24	(3)	35	21

In all periods, earnings or losses from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates. The nine-month period of 2024 also included benefits from the release of reserves that are no longer required due to settlements of tax disputes.

Net earnings and diluted EPS

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts)	2024	2023	Total	Constant Currency	2024	2023	Total	Constant Currency
IFRS Financial Measures
Net earnings	301	367	(18%)		1,620	2,017	(20%)
Diluted EPS	$0.67	$0.80	(16%)		$3.59	$4.31	(17%)
Non-IFRS Financial Measures(1)
Adjusted earnings	359	375	(5%)		1,247	1,183	5%
Adjusted EPS	$0.80	$0.82	(2%)	(2%)	$2.76	$2.53	9%	9%

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS decreased in the third quarter primarily due to higher income tax expense, as the prior-year period included the release of certain tax reserves. In the nine-month period net earnings and diluted EPS decreased primarily because the prior-year period included the gain on the sale of Elite, the release of certain tax reserves, and a significant increase in the value of the company’s investment in LSEG. These items were partly offset by a current year $468 million non-cash tax benefit related to tax legislation enacted in Canada.

Adjusted earnings and adjusted EPS in the third quarter, which excludes the release of certain tax reserves, as well as other adjustments, decreased as lower adjusted EBITDA and higher tax expense were partly offset by lower interest expense. Adjusted earnings and adjusted EPS in the nine-month period, which excludes the gain on sale of Elite, the change in value of our LSEG investment, the release of certain tax reserves and the non-cash tax benefit, as well as other adjustments, increased primarily due to higher adjusted EBITDA.

Diluted and adjusted EPS in both periods benefited from a reduction in weighted-average common shares outstanding due to share repurchases and, in the nine-month period, our June 2023 return of capital transaction.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and nine months ended September 30, 2024. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	721	661	9%	9%	8%	2,121	2,000	6%	6%	8%
Transactions revenues	24	27	(12%)	(11%)	(11%)	72	107	(33%)	(32%)	(1%)
Revenues	745	688	8%	8%	7%	2,193	2,107	4%	4%	7%
Segment adjusted EBITDA	334	338	(1%)	(1%)		1,003	1,001	–	–
Segment adjusted EBITDA margin	44.9%	49.1%	(420)bp	(430)bp		45.7%	47.5%	(180)bp	(180)bp

Revenues increased in total and in constant currency in the third quarter driven by organic revenue growth and a contribution from acquisitions. Revenues increased on both bases in the nine-month period driven by organic revenue growth. Acquisitions added to growth, but was more than offset by the loss of revenues from the divestiture of the Elite business in June of 2023.

On an organic basis, revenues grew 7% in both periods due to growth in recurring revenues led by Westlaw, CoCounsel, Practical Law, and the segment’s international businesses. The migration of customers from a Global Print product to Westlaw benefited the segment’s year-over-year revenue growth by $5 million in the third quarter and $14 million in the nine-month period. Recurring revenues represented 97% of Legal Professionals segment revenues in both periods. Transactions revenues declined organically in both periods.

Segment adjusted EBITDA decreased in the third quarter and was slightly higher in the nine-month period. The related margins declined in both periods. The performance in both periods reflected an increase in costs, which included higher investments. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp in the third quarter, but had no impact in the nine-month period.

Corporates

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	390	349	12%	12%	9%	1,142	1,015	12%	12%	10%
Transactions revenues	47	42	12%	12%	13%	244	203	21%	21%	11%
Revenues	437	391	12%	12%	10%	1,386	1,218	14%	14%	10%
Segment adjusted EBITDA	162	164	(1%)	(2%)		518	481	8%	7%
Segment adjusted EBITDA margin	36.8%	41.9%	(510)bp	(520)bp		37.2%	39.4%	(220)bp	(230)bp

Revenues increased in total and in constant currency in both periods and included a contribution from our acquisition of Pagero. On an organic basis, revenues grew 10% in both periods due to growth in recurring and transactions revenues. Recurring organic revenue growth was driven by Practical Law, Direct and Indirect Tax, Clear and the segment’s international businesses. Recurring revenues represented 89% of Corporates segment revenues in the third quarter and 82% of segment revenues in the nine-month period. Transactions organic revenue growth was driven by growth from the Trust, Direct Tax, Confirmation and segment’s international businesses.

Segment adjusted EBITDA decreased slightly in the third quarter and increased in the nine-month period. The related margins declined in both periods. The performance in both periods reflected higher investments and the impact of the Pagero acquisition. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp in both periods.

Tax & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	170	160	7%	10%	10%	548	503	9%	11%	11%
Transactions revenues	51	43	16%	16%	13%	251	211	19%	19%	13%
Revenues	221	203	9%	11%	10%	799	714	12%	14%	12%
Segment adjusted EBITDA	59	64	(7%)	(5%)		331	302	10%	11%
Segment adjusted EBITDA margin	26.8%	31.2%	(440)bp	(430)bp		41.5%	41.6%	(10)bp	(20)bp

Revenues increased in total and in constant currency in both periods, which included a contribution from the acquisition of SurePrep in the prior year. On an organic basis, revenues increased in both periods due to growth in both recurring and transactions revenues. Recurring organic revenue growth was led by the Latin America business and UltraTax products. The nine-month period also benefited from revenue growth in the segment’s audit products. Recurring revenues represented 77% of Tax & Accounting Professionals segment revenues in the third quarter and 69% of segment revenues in the nine-month period. Transactions organic revenue growth was driven by UltraTax, Confirmation and segment’s international businesses. The nine-month period also benefited from seasonal revenue growth at SurePrep earlier in the year.

Segment adjusted EBITDA and the related margin decreased in the third quarter primarily due to higher investments. In the nine-month period, segment adjusted EBITDA increased, but the related margin declined slightly. The performance in the nine-month period was driven by higher revenues, which more than offset higher expenses, including the investments. Foreign currency had a 10bp negative impact on the year-over-year change in segment adjusted EBITDA margin in the third quarter, but benefited the year-over-year change in the nine-month period by 10bp.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Recurring revenues	167	158	6%	6%	4%	495	468	6%	6%	4%
Transactions revenues	32	22	45%	41%	35%	119	81	47%	47%	39%
Revenues	199	180	10%	10%	8%	614	549	12%	12%	9%
Segment adjusted EBITDA	40	37	10%	14%		151	111	37%	39%
Segment adjusted EBITDA margin	20.4%	20.4%	–	70bp		24.6%	20.1%	450bp	460bp

Revenues increased in total and in constant currency in both periods, which included a positive impact from acquisitions. On an organic basis, revenue growth in both periods was led by generative AI related content licensing revenue, including certain amounts that were largely transactional. Additionally, revenues increased due to a contractual price increase from the segment’s news agreement with the Data & Analytics business of LSEG.

Reuters News and LSEG’s Data & Analytics business have an agreement pursuant to which Reuters News supplies news and information services to LSEG through October 1, 2048. In the nine months of 2024, Reuters News recorded revenues of $288 million under this agreement, compared to $276 million in the prior-year period.

Segment adjusted EBITDA increased in the third quarter primarily due to higher revenues. The related margin was unchanged, as the year-over-year change included a 70bp negative impact from foreign currency. In the nine-month period, segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency had a negative impact on the year-over-year change in segment adjusted EBITDA margin of 10bp in the nine-month period.

Global Print

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars, except margins)	2024	2023	Total	Constant Currency	Organic	2024	2023	Total	Constant Currency	Organic
Revenues	128	137	(7%)	(6%)	(6%)	375	408	(8%)	(8%)	(8%)
Segment adjusted EBITDA	43	55	(22%)	(21%)		133	158	(16%)	(16%)
Segment adjusted EBITDA margin	33.1%	39.6%	(650)bp	(640)bp		35.5%	38.6%	(310)bp	(330)bp

Revenues decreased in total, in constant currency, and on an organic basis in both periods, in line with our expectations. The revenue declines in both periods included the impact of the migration of customers from a global print product to Westlaw. Excluding the impact of this migration, Global Print revenues declined 3% in the third quarter and 5% in the nine-month period on an organic basis.

Segment adjusted EBITDA and the related margin declined in both periods primarily due to the impact of lower revenues. Foreign currency had a 10bp negative impact on the year-over-year change in segment adjusted EBITDA margin in the third quarter, but benefited the year-over-year change in the nine-month period by 20bp.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	2024	2023
Corporate costs	29	26	75	82

Corporate costs increased in the third quarter primarily due to higher costs in certain corporate functional areas. The decrease in the nine-month period included a benefit from foreign currency.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility, and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first nine months of 2024, we received gross proceeds of $1.9 billion in connection with the sale of our remaining 16.0 million LSEG shares. We acquired Pagero and World Business Media for an aggregate amount of $822 million. Pagero is a global leader in e-invoicing and indirect tax solutions and World Business Media is a cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry. Additionally, we repaid the remaining $242 million balance of our $450 million, 3.85% notes upon maturity and repurchased $639 million of our common shares to complete our plan to repurchase up to $1.0 billion of our common shares as announced on November 1, 2023. Refer to the “Share repurchases – Normal Course Issuer Bid (NCIB)” subsection below for additional information.

Our capital strategy approach has provided us with a strong capital structure and liquidity position. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine and the ongoing conflict in the Middle East, our operations in those regions are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We continue to target (i) a maximum leverage ratio of 2.5x net debt to adjusted EBITDA (ii) a pay out of 50% to 60% of our expected free cash flow as dividends to our shareholders (iii) a return of at least 75% of our annual free cash flow to our shareholders in the form of dividends and share repurchases; and (iv) to earn a return on invested capital (ROIC) that is double or more of our weighted-average cost of capital over time.

As of September 30, 2024, we had $1.7 billion of cash on hand, which includes a portion of the proceeds from the sale of our LSEG shares. As a result, our net debt to adjusted EBITDA leverage ratio as of September 30, 2024 was 0.5:1, significantly lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of September 30, 2024 was 0.4:1, which is also well below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt repayment is in May 2025 when our C$1.4 billion, 2.239% notes mature.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2024	2023	$ Change	2024	2023	$ Change
Net cash provided by operating activities	756	674	82	1,893	1,636	257
Net cash (used in) provided by investing activities	(206)	435	(641)	749	3,736	(2,987)
Net cash used in financing activities	(492)	(1,449)	957	(2,207)	(3,924)	1,717
Translation adjustments	3	(2)	5	(2)	(1)	(1)
Increase (decrease) in cash and cash equivalents	61	(342)	403	433	1,447	(1,014)
Cash and cash equivalents at beginning of period	1,670	2,858	(1,188)	1,298	1,069	229
Cash and cash equivalents at end of period	1,731	2,516	(785)	1,731	2,516	(785)
Non-IFRS Financial Measure(1)
Free cash flow	591	529	62	1,403	1,258	145

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities increased by $82 million in the third quarter primarily due to certain component changes in working capital. In the nine-month period, net cash provided by operating activities increased $257 million as the cash benefits from higher revenues more than offset investment spending. The nine-month period of 2023 also included $80 million of payments related to our Change Program, which we completed in 2022.

Investing activities. In the third quarter of 2024, net cash used in investing activities primarily included $149 million of capital expenditures and $65 million of taxes paid on LSEG share sales. In the nine-month period, cash provided by investing activities included proceeds from sales of LSEG shares of $1,854 million, which more than offset $202 million of tax payments associated with the LSEG share sales as well as sales of certain businesses, capital expenditures of $446 million and acquisition spend of $492 million, primarily related to the purchase of Pagero and World Business Media. We spent an additional $384 million to acquire the remaining portion of Pagero from minority shareholders, which is reflected in financing activities below.

In 2023, net cash provided by investing activities included $1,517 million and $5,393 million, in the third quarter and nine-month period, respectively, in proceeds from the sales of LSEG shares and $13 million and $58 million in the third quarter and nine-month period, respectively, in dividends from our LSEG investment. The nine-month period also included $418 million in proceeds from the sale of a majority stake in our Elite business. These inflows were partly offset by $273 million and $543 million in taxes paid on the sales of LSEG shares and certain other businesses, $145 million and $412 million of capital expenditures, and $678 million and $1,201 million of acquisition spending in the third quarter and nine-month period, respectively. Both periods included spending related to the acquisitions of Casetext, Inc., which uses artificial intelligence and machine learning to enable legal professionals to work more efficiently, and Imagen Ltd, a media asset management company. The nine-month period also included the acquisition of SurePrep, a provider of tax automation software and services.

Financing activities. In the third quarter and nine-month period of 2024, net cash used in financing activities included debt repayments of $242 million and $290 million, and dividend payments to our common shareholders of $236 million and $708 million, respectively. Debt repayments in the nine-month period included $48 million for the repayment of Pagero’s outstanding debt. The nine-month period also included $139 million of net payments under our commercial paper program, $639 million of share repurchases and $384 million for the purchase of shares from Pagero’s minority shareholders.

In 2023, net cash used in financing activities reflected net repayments of borrowings under our commercial paper program of $1,214 million and $443 million in the third quarter and nine-month period, respectively. Each period also included returns to our common shareholders. The third quarter included $218 million of dividend payments. The nine-month period included $2,045 million through a return of capital and share consolidation transaction, $672 million of dividends and $718 million in share repurchases. Refer to the “Commercial paper program”, “Dividends”, “Share repurchases– Normal Course Issuer Bid (NCIB)” and “Return of capital and share consolidation” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of September 30, 2024 were higher compared to December 31, 2023 primarily due to net proceeds from the sale of our remaining 16.0 million LSEG shares.

Free cash flow. Free cash flow increased in both periods as the increase in cash flow from operating activities more than offset higher capital expenditures and lower cash flows from other investing activities. Other investing activities in the nine-month period of 2023 included proceeds from the sale of a subsidiary to a company affiliated with Woodbridge.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

●

Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of September 30, 2024 (December 31, 2023 - $130 million). Issuances of commercial paper reached a peak of $900 million during the first nine months of 2024.

●

Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2024 and December 31, 2023. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by at least two of Moody’s, S&P or Fitch, our facility fees and borrowing costs could increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2024, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility was 0.4:1.

●	Long-term debt. In September 2024, we repaid the remaining $242 million balance of our $450 million, 3.85% notes with cash on hand upon maturity.

In June 2024, we filed a new base shelf prospectus pursuant to which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 19, 2026. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In May 2024, S&P Global Ratings upgraded our long-term debt to BBB+ from BBB.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa1	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2024, we announced a 10% or $0.20 per share increase in the annualized dividend rate to $2.16 per common share (beginning with the common share dividend that we paid in March 2024). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend. In the second quarter of 2023, we temporarily suspended our DRIP in advance of the return of capital transaction and paid such dividends in cash. The DRIP resumed after the completion of the return of capital transaction. Refer to the “Return of capital and share consolidation” subsection below for additional information.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2024	2023	2024	2023
Dividends declared per common share	$0.54	$0.49	$1.62	$1.47
Dividends declared	243	224	730	686
Dividends reinvested	(7)	(6)	(22)	(14)
Dividends paid	236	218	708	672

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. On November 1, 2023, we announced that we planned to repurchase up to $1.0 billion of our common shares. In May 2024, we completed this plan.

Details of share repurchases were as follows:

	Nine months ended September 30,
	2024	2023
Share repurchases (millions of U.S. dollars)	639	718
Shares repurchased (number in millions)	4.1	6.0
Share repurchases – average price per share in U.S. dollars	$156.92	$120.10

●

Return of capital and share consolidation. In June 2023, we returned approximately $2.0 billion to our shareholders through a return of capital transaction, which was funded from the proceeds of our company’s dispositions of LSEG shares. The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, our company’s outstanding common shares were reduced by 15.8 million common shares.

Financial position

Our total assets of $18.4 billion as of September 30, 2024 did not significantly change compared to $18.7 billion of total assets as of December 31, 2023.

As of September 30, 2024, our current liabilities exceeded our current assets primarily because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,

(millions of U.S. dollars)	2024	2023
Net debt(1)	1,406	2,207
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)	2,768	2,678
Net debt / adjusted EBITDA(1)	0.5:1	0.8:1

(1)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Our leverage ratio of net debt to adjusted EBITDA was well below our target ratio of 2.5:1. Net debt decreased due to the increase in cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information). As of September 30, 2024, our total debt position (after swaps) was $2.8 billion.

The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of September 30, 2024, the average maturity of our term debt of $2.8 billion was approximately eight years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2023 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2024.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against us is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Prior to December 31, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. We do not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because we believe our position is supported by the weight of law, we intend to vigorously defend our position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

We do not believe that the resolution of these matters will have a material adverse effect on our financial condition taken as a whole. Payments made by us are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, we have recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in our financial statements.

Guarantees

We have an investment in 3 Times Square Associates LLC (3XSQ Associates), an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2023 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

In February 2024, we communicated our financial outlook for the year and have updated it each quarter as shown in the table below. In November 2024, we raised our organic revenue growth outlook to approximately 7% for our total company and to approximately 8.5% for our “Big 3” segments. The update reflects the continued strong performance of our business during the first nine months of the year. We maintained the outlook for all other measures including total revenue growth outlook which is unchanged despite the higher organic revenue growth due to the impact of the FindLaw divestiture.

The following table sets forth our updated 2024 outlook and our full-year 2023 actual results, which includes non-IFRS financial measures. Our updated 2024 outlook:

●	Assumes constant currency rates relative to 2023; and

●	Does not factor in the impact of any other acquisitions or divestitures that may occur in future periods.

We believe this type of guidance provides useful insight into the anticipated performance of our business.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact our ability to achieve our outlook.

Total Thomson Reuters	2023 Actual	2024 Outlook 2/8/2024	2024 Outlook 5/2/2024	2024 Outlook 8/1/2024	2024 Outlook 11/5/2024
Revenue growth	3%	~ 6.5%	6.5% - 7.0%	~ 7.0%	Unchanged
Organic revenue growth(1)	6%	~ 6.0%	6.0% - 6.5%	~ 6.5%	~ 7.0%
Adjusted EBITDA margin(1)	39.3%	~ 38%	Unchanged	Unchanged	Unchanged
Corporate costs	$115 million	$120 - $130 million	Unchanged	Unchanged	Unchanged
Free cash flow(1)	$1.9 billion	~ $1.8 billion	Unchanged	Unchanged	Unchanged
Accrued capital expenditures as a percentage of revenues(1)	7.8%	~8.5%	Unchanged	Unchanged	Unchanged
Depreciation and amortization of computer software	$628 million	$730 - $750 million	Unchanged	Unchanged	Unchanged
Depreciation and amortization of internally developed software	$556 million	$595 - $615 million	Unchanged	$580 - $600 million	Unchanged
Amortization of acquired software	$72 million	~ $135 million	Unchanged	~ $150 million	Unchanged
Interest expense(2)	$164 million	$150 - $170 million	Unchanged	$125 - $145 million	Unchanged
Effective tax rate on adjusted earnings(1)	16.5%	~ 18%	Unchanged	Unchanged	Unchanged

“Big 3” Segments(1)	2023 Actual	2024 Outlook 2/8/2024	2024 Outlook 5/2/2024	2024 Outlook 8/1/2024	2024 Outlook 11/5/2024
Revenue growth	3%	~ 8.0%	8.0% - 8.5%	~ 8.5%	Unchanged
Organic revenue growth	7%	~ 7.5%	7.5% - 8.0%	~ 8.0%	~ 8.5%
Adjusted EBITDA margin	43.8%	~ 43%	Unchanged	Unchanged	Unchanged

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2)	2023 actual excludes a $12 million interest benefit associated with the release of tax reserves that is removed from adjusted earnings.

We expect our fourth-quarter 2024 organic revenue growth rate to be approximately 5% and our adjusted EBITDA margin to be approximately 37%. We expect a 1% negative impact in our fourth-quarter organic revenue growth rate, attributable to strong transactional revenue of $18 million from generative AI content licensing in our Reuters News segment during the same period last year. We also expect a moderation of revenue growth from our Corporates and Tax & Accounting Professionals segments, due primarily to the seasonal mix of revenues.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues
Material assumptions	Material risks

● Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Ongoing geopolitical instability and uncertainty regarding interest rates and inflation continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

● Uncertainty in the legal regulatory regime relating to AI. Potential future legislation may make it harder for us to conduct business using AI, lead to regulatory fines or penalties, require us to change product offerings or business practices, or prevent or limit our use of AI

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
● Our ability to achieve revenue growth targets ● Business mix continues to shift to higher-growth product offerings ● Integration expenses associated with recent acquisitions will reduce margins

● Same as the risks above related to the revenue outlook

● Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
● Our ability to achieve our revenue and adjusted EBITDA margin targets ● Accrued capital expenditures expected to approximate 8.5% of revenues in 2024

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2023 does not significantly change in 2024

● Minimal changes in currently enacted tax laws and treaties within the jurisdictions where we operate

● Significant gains that will prevent the imposition of certain minimum taxes

● No significant charges or benefits from the finalization of prior tax years

● Depreciation and amortization of internally developed computer software of $580 - $600 million in 2024

● Interest expense of $125 - $145 million in 2024

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of internally developed computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of November 4, 2024, our principal shareholder, Woodbridge, beneficially owned approximately 70% of our common shares.

Transactions with YPL

In the first nine months of 2024, we received $1.8 billion of dividends from YPL related to the sale of our remaining indirectly owned LSEG shares. See the “Results of Operations” and “Liquidity and Capital Resources” sections of this management’s discussion and analysis for additional information.

Transactions with 3XSQ Associates

We follow the equity method of accounting for our investment in 3XSQ Associates. In the nine months ended September 30, 2024, we contributed $10 million in cash pursuant to a capital call. We also paid approximately $3 million of rent to 3XSQ Associates for office space in the building.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2024. Refer to the “Related Party Transactions” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, as well as note 32 of our 2023 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Acquisition

On October 22, 2024, we announced that we acquired Materia, a U.S.-based startup that specializes in the development of an agentic AI assistant for the tax, audit and accounting profession. We are in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.

Sale Agreement

On October 3, 2024, we announced the signing of a definitive agreement to sell our FindLaw business. FindLaw operates an online legal directory and provides website creation and hosting services, law firm marketing solutions, and peer rating services. The sale is expected to close in the fourth quarter of 2024 contingent on receiving regulatory approvals and satisfaction of other customary closing conditions. We expect to record a gain on this transaction.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, for information regarding changes in accounting policies. Since the date of our 2023 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies. Refer to note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2024 for information regarding recent accounting pronouncements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2023 annual management’s discussion and analysis, which is contained in our 2023 annual report, for additional information. Since the date of our 2023 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop, among other factors. While we are closely monitoring these conditions to assess potential impacts on our businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the third quarter of 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of November 4, 2024, we had outstanding 449,916,530 common shares, 6,000,000 Series II preference shares, 1,226,422 stock options and a total of 1,330,500 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2023 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at sedarplus.ca and in the United States with the Securities and Exchange Commission (SEC) at sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, as well as statements related to the sale of the Company’s FindLaw business and those regarding the Company’s intentions to target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA, a dividend payout ratio of between 50% to 60% of its free cash flow, its target to return at least 75% of free cash flow annually in the form of dividends and share repurchases, as well as its target to earn a return on invested capital (ROIC) that is double or more of its weighted-average cost of capital over time, the Company’s expectations regarding refunds on amounts paid to HMRC, the Company’s intentions with respect to utilization of tax loss carryforwards and other tax attributes, and other expectations regarding the Company’s strategic priorities, initiatives and opportunities, and its liquidity and capital resources. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2023 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted EPS

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax (expense) benefit

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Our effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency” or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth only for the time we owned the business in the current period, compared to the same period in the prior year.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2024 and 2023, and year ended December 31, 2023.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars, except margins)	2024	2023	2024	2023	2023

Earnings from continuing operations	277	370	1,585	1,996	2,646

Adjustments to remove:

Tax expense (benefit)	77	(18)	(258)	397	417

Other finance costs (income)	32	(117)	8	75	192

Net interest expense	21	32	97	121	152

Amortization of other identifiable intangible assets	21	24	69	72	97

Amortization of computer software	151	132	458	377	512

Depreciation	30	28	87	87	116

EBITDA	609	451	2,046	3,125	4,132

Adjustments to remove:

Share of post-tax losses (earnings) in equity method investments	8	174	(45)	(815)	(1,075)

Other operating (gains) losses, net	(10)	11	60	(353)	(397)

Fair value adjustments(1)	2	(4)	–	14	18

Adjusted EBITDA	609	632	2,061	1,971	2,678

Deduct: Accrued capital expenditures	(155)	(133)	(437)	(379)	(532)

Adjusted EBITDA less accrued capital expenditures	454	499	1,624	1,592	2,146

Adjusted EBITDA margin	35.3%	39.6%	38.5%	39.5%	39.3%

Adjusted EBITDA less accrued capital expenditures margin	26.2%	31.3%	30.3%	31.9%	31.5%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars)	2024	2023	2024	2023	2023

Capital expenditures	149	145	446	412	544

Remove: IFRS adjustment to cash basis	6	(12)	(9)	(33)	(12)

Accrued capital expenditures	155	133	437	379	532

Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	7.8%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2024	2023	2024	2023	2023

Net earnings	301	367	1,620	2,017	2,695

Adjustments to remove:

Fair value adjustments(1)	2	(4)	–	14	18

Amortization of acquired computer software	34	21	109	48	72

Amortization of other identifiable intangible assets	21	24	69	72	97

Other operating (gains) losses, net	(10)	11	60	(353)	(397)

Interest benefit impacting comparability(2)(3)	–	(12)	–	(12)	(12)

Other finance costs (income)	32	(117)	8	75	192

Share of post-tax losses (earnings) in equity method investments	8	174	(45)	(815)	(1,075)

Tax on above items(3)	(5)	(31)	(45)	227	265

Tax items impacting comparability(2)(3)	(2)	(62)	(483)	(64)	(172)

(Earnings) loss from discontinued operations, net of tax	(24)	3	(35)	(21)	(49)

Interim period effective tax rate normalization(3)	3	2	(7)	(1)	–

Dividends declared on preference shares	(1)	(1)	(4)	(4)	(5)

Adjusted earnings(4)	359	375	1,247	1,183	1,629

Adjusted EPS(4)	$0.80	$0.82	$2.76	$2.53	$3.51

Diluted weighted-average common shares (millions)	450.5	456.1	451.4	466.8	464.0

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(2)	In 2023, relates to release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	For three and nine months ended September 30, 2024 and 2023, see the “Results of Operations—Tax expense (benefit)” section of this management’s discussion and analysis for additional information.
(4)	The adjusted earnings impact of non-controlling interests, which was applicable only to the nine months ended September 30, 2024, was not material.

Reconciliation of effective tax rate on adjusted earnings

Year ended December 31,

(millions of U.S. dollars, except percentages)	2023

Adjusted earnings	1,629

Plus: Dividends declared on preference shares	5

Plus: Tax expense on adjusted earnings	324

Pre-tax adjusted earnings	1,958

IFRS tax expense	417

Remove tax related to:

Amortization of acquired computer software	17

Amortization of other identifiable intangible assets	22

Share of post-tax earnings in equity method investments	(253)

Other finance income	31

Other operating gains, net	(81)

Other items	(1)

Subtotal – tax on pre-tax items removed from adjusted earnings	(265)

Remove: Tax items impacting comparability	172

Total – Remove all items impacting comparability	(93)

Tax expense on adjusted earnings	324

Effective tax rate on adjusted earnings	16.5%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars)	2024	2023	2024	2023	2023

Net cash provided by operating activities	756	674	1,893	1,636	2,341

Capital expenditures	(149)	(145)	(446)	(412)	(544)

Other investing activities	–	14	6	82	137

Payments of lease principal	(15)	(13)	(46)	(44)	(58)

Dividends paid on preference shares	(1)	(1)	(4)	(4)	(5)

Free cash flow	591	529	1,403	1,258	1,871

Reconciliation of net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,

(millions of U.S. dollars)	2024	2023

Current indebtedness	1,036	372

Long-term indebtedness	1,847	2,905

Total debt	2,883	3,277

Swaps	(42)	(65)

Total debt after swaps	2,841	3,212

Remove fair value adjustments for hedges(1)	4	2

Total debt after currency hedging arrangements	2,845	3,214

Remove transaction costs, premiums or discounts, included in the carrying value of debt	23	26

Add: Lease liabilities (current and non-current)	269	265

Less: Cash and cash equivalents(2)	(1,731)	(1,298)

Net debt	1,406	2,207

Leverage ratio of net debt to adjusted EBITDA

Adjusted EBITDA	2,768	2,678

Net debt/adjusted EBITDA	0.5:1	0.8:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2)

Includes cash and cash equivalents of $116 million and $100 million as of September 30, 2024 and December 31, 2023, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended September 30,

			Change

(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	745	688	8%	–	8%	1%	7%

Corporates	437	391	12%	–	12%	2%	10%

Tax & Accounting Professionals	221	203	9%	(2%)	11%	1%	10%

“Big 3” Segments Combined	1,403	1,282	9%	–	10%	1%	9%

Reuters News	199	180	10%	–	10%	2%	8%

Global Print	128	137	(7%)	–	(6%)	–	(6%)

Eliminations/Rounding	(6)	(5)

Total revenues	1,724	1,594	8%	–	9%	1%	7%

Recurring Revenues

Legal Professionals	721	661	9%	–	9%	1%	8%

Corporates	390	349	12%	–	12%	3%	9%

Tax & Accounting Professionals	170	160	7%	(3%)	10%	–	10%

“Big 3” Segments Combined	1,281	1,170	10%	–	10%	1%	9%

Reuters News	167	158	6%	–	6%	2%	4%

Eliminations/Rounding	(6)	(5)

Total recurring revenues	1,442	1,323	9%	–	10%	1%	8%

Transactions Revenues

Legal Professionals	24	27	(12%)	(2%)	(11%)	–	(11%)

Corporates	47	42	12%	–	12%	(1%)	13%

Tax & Accounting Professionals	51	43	16%	(1%)	16%	3%	13%

“Big 3” Segments Combined	122	112	8%	(1%)	8%	1%	8%

Reuters News	32	22	45%	3%	41%	7%	35%

Total transactions revenues	154	134	14%	–	14%	2%	12%

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2024	2023	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,193	2,107	4%	–	4%	(3%)	7%

Corporates	1,386	1,218	14%	–	14%	4%	10%

Tax & Accounting Professionals	799	714	12%	(2%)	14%	2%	12%

“Big 3” Segments Combined	4,378	4,039	8%	–	9%	–	9%

Reuters News	614	549	12%	(1%)	12%	3%	9%

Global Print	375	408	(8%)	–	(8%)	–	(8%)

Eliminations/Rounding	(18)	(17)

Total revenues	5,349	4,979	7%	–	8%	–	8%

Recurring Revenues

Legal Professionals	2,121	2,000	6%	–	6%	(2%)	8%

Corporates	1,142	1,015	12%	–	12%	3%	10%

Tax & Accounting Professionals	548	503	9%	(2%)	11%	–	11%

“Big 3” Segments Combined	3,811	3,518	8%	–	9%	–	9%

Reuters News	495	468	6%	(1%)	6%	2%	4%

Eliminations/Rounding	(18)	(17)

Total recurring revenues	4,288	3,969	8%	–	8%	–	8%

Transactions Revenues

Legal Professionals	72	107	(33%)	(2%)	(32%)	(30%)	(1%)

Corporates	244	203	21%	–	21%	10%	11%

Tax & Accounting Professionals	251	211	19%	(1%)	19%	6%	13%

“Big 3” Segments Combined	567	521	9%	(1%)	9%	(1%)	10%

Reuters News	119	81	47%	–	47%	7%	39%

Total transactions revenues	686	602	14%	(1%)	14%	–	14%

	Year ended December 31,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,807	2,803	–	–	–	(6%)	6%

Corporates	1,620	1,536	5%	–	5%	(2%)	7%

Tax & Accounting Professionals	1,058	986	7%	(2%)	9%	(1%)	10%

“Big 3” Segments Combined	5,485	5,325	3%	–	4%	(4%)	7%

Reuters News	769	733	5%	–	5%	1%	4%

Global Print	562	592	(5%)	(1%)	(4%)	(1%)	(3%)

Eliminations/Rounding	(22)	(23)

Total revenues	6,794	6,627	3%	–	3%	(3%)	6%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2024	2023	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	334	338	(1%)	–	(1%)

Corporates	162	164	(1%)	–	(2%)

Tax & Accounting Professionals	59	64	(7%)	(3%)	(5%)

“Big 3” Segments Combined	555	566	(2%)	–	(2%)

Reuters News	40	37	10%	(4%)	14%

Global Print	43	55	(22%)	–	(21%)

Corporate costs	(29)	(26)	n/a	n/a	n/a

Adjusted EBITDA	609	632	(4%)	–	(4%)

Adjusted EBITDA margin

Legal Professionals	44.9%	49.1%	(420)bp	10bp	(430)bp

Corporates	36.8%	41.9%	(510)bp	10bp	(520)bp

Tax & Accounting Professionals	26.8%	31.2%	(440)bp	(10)bp	(430)bp

“Big 3” Segments Combined	39.5%	44.0%	(450)bp	10bp	(460)bp

Reuters News	20.4%	20.4%	–	(70)bp	70bp

Global Print	33.1%	39.6%	(650)bp	(10)bp	(640)bp

Adjusted EBITDA margin	35.3%	39.6%	(430)bp	20bp	(450)bp

Operating expenses	1,117	958	17%	–	16%

Adjusted EPS	$0.80	$0.82	(2%)	–	(2%)

	Nine months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2024	2023	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	1,003	1,001	–	–	–

Corporates	518	481	8%	–	7%

Tax & Accounting Professionals	331	302	10%	(2%)	11%

“Big 3” Segments Combined	1,852	1,784	4%	–	4%

Reuters News	151	111	37%	(2%)	39%

Global Print	133	158	(16%)	–	(16%)

Corporate costs	(75)	(82)	n/a	n/a	n/a

Adjusted EBITDA	2,061	1,971	5%	–	5%

Adjusted EBITDA margin

Legal Professionals	45.7%	47.5%	(180)bp	–	(180)bp

Corporates	37.2%	39.4%	(220)bp	10bp	(230)bp

Tax & Accounting Professionals	41.5%	41.6%	(10)bp	10bp	(20)bp

“Big 3” Segments Combined	42.3%	44.0%	(170)bp	10bp	(180)bp

Reuters News	24.6%	20.1%	450bp	(10)bp	460bp

Global Print	35.5%	38.6%	(310)bp	20bp	(330)bp

Adjusted EBITDA margin	38.5%	39.5%	(100)bp	20bp	(120)bp

Operating expenses	3,288	3,022	9%	(1%)	10%

Adjusted EPS	$2.76	$2.53	9%	–	9%

“Big 3” segments and consolidated adjusted EBITDA and the related margins

Year ended December 31,

(millions of U.S. dollars, except margins)	2023

Adjusted EBITDA

Legal Professionals	1,299

Corporates	619

Tax & Accounting Professionals	490

“Big 3” Segments Combined	2,408

Reuters News	172

Global Print	213

Corporate costs	(115)

Adjusted EBITDA	2,678

“Big 3” Segments Combined

Adjusted EBITDA	2,408

Revenues, excluding $15 million of fair value adjustments to acquired deferred revenue	5,500

Adjusted EBITDA margin	43.8%

Consolidated

Adjusted EBITDA	2,678

Revenues, excluding $16 million of fair value adjustments to acquired deferred revenue	6,810

Adjusted EBITDA margin	39.3%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended September 30, 2024

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	745	–	745	334	44.9%
Corporates	437	2	439	162	36.8%
Tax & Accounting Professionals	221	–	221	59	26.8%
“Big 3” Segments Combined	1,403	2	1,405	555	39.5%
Reuters News	199	–	199	40	20.4%
Global Print	128	–	128	43	33.1%
Eliminations/Rounding	(6)	–	(6)	–	n/a
Corporate costs	–	–	–	(29)	n/a
Consolidated totals	1,724	2	1,726	609	35.3%

	Nine months ended September 30, 2024

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	2,193	1	2,194	1,003	45.7%
Corporates	1,386	6	1,392	518	37.2%
Tax & Accounting Professionals	799	-	799	331	41.5%
“Big 3” Segments Combined	4,378	7	4,385	1,852	42.3%
Reuters News	614	1	615	151	24.6%
Global Print	375	-	375	133	35.5%
Eliminations/Rounding	(18)	-	(18)	-	n/a
Corporate costs	-	-	-	(75)	n/a
Consolidated totals	5,349	8	5,357	2,061	38.5%

	Three months ended September 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	688	1	689	338	49.1%
Corporates	391	–	391	164	41.9%
Tax & Accounting Professionals	203	1	204	64	31.2%
“Big 3” Segments Combined	1,282	2	1,284	566	44.0%
Reuters News	180	–	180	37	20.4%
Global Print	137	–	137	55	39.6%
Eliminations/Rounding	(5)	–	(5)	–	n/a
Corporate costs	–	–	–	(26)	n/a
Consolidated totals	1,594	2	1,596	632	39.6%

	Nine months ended September 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues
Legal Professionals	2,107	1	2,108	1,001	47.5%
Corporates	1,218	3	1,221	481	39.4%
Tax & Accounting Professionals	714	11	725	302	41.6%
“Big 3” Segments Combined	4,039	15	4,054	1,784	44.0%
Reuters News	549	–	549	111	20.1%
Global Print	408	–	408	158	38.6%
Eliminations/Rounding	(17)	–	(17)	–	n/a
Corporate costs	–	–	–	(82)	n/a
Consolidated totals	4,979	15	4,994	1,971	39.5%

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenues	1,724	1,740	1,885	1,815	1,594	1,647	1,738	1,765
Operating profit	415	415	557	558	441	825	508	631
Earnings from continuing operations	277	844	464	650	370	889	737	179
Earnings (loss) from discontinued operations, net of tax	24	(3)	14	28	(3)	5	19	39
Net earnings	301	841	478	678	367	894	756	218
Earnings (loss) attributable to:
Common shareholders	301	841	481	678	367	894	756	218
Non-controlling interests	–	–	(3)	–	–	–	–	–

Basic earnings (loss) per share
From continuing operations	$0.61	$1.87	$1.03	$1.43	$0.81	$1.89	$1.56	$0.37
From discontinued operations	0.06	(0.01)	0.03	0.06	(0.01)	0.01	0.04	0.08
	$0.67	$1.86	$1.06	$1.49	$0.80	$1.90	$1.60	$0.45
Diluted earnings (loss) per share
From continuing operations	$0.61	$1.87	$1.03	$1.43	$0.81	$1.89	$1.55	$0.37
From discontinued operations	0.06	(0.01)	0.03	0.06	(0.01)	0.01	0.04	0.08
	$0.67	$1.86	$1.06	$1.49	$0.80	$1.90	$1.59	$0.45

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in our Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the fourth quarter of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Acquisitions provided a benefit to our revenues in the third quarter of 2024. Divestitures negatively impacted our revenues throughout 2023 as well as in the first two quarters of 2024, despite contributions from recent acquisitions.

Operating profit – Our operating profit does not tend to be significantly impacted by seasonality. As most of our operating expenses are fixed, we generally become more profitable when our revenues increase. When our revenues decline, we generally become less profitable. The second quarter of 2023 and the fourth quarter of 2022 included gains from the sale of certain non-core businesses. In 2022, our operating profit was impacted by costs associated with our Change Program, which was completed at the end of 2022.

Net earnings – Our net earnings have been significantly impacted by our former investment in LSEG in certain periods. The first, second and fourth quarters of 2023 and the fourth quarter of 2022 reflected increases in the value of our LSEG investment, while the third quarter of 2023 reflected a decrease in the value of our LSEG investment. The second quarter of 2024 included a $468 million tax benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. In the event debt securities are issued by TR Finance LLC, TR Finance LLC expects that the proceeds will be loaned to the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors. TR Finance LLC expects to be able to pay interest, premiums, operating expenses and to meet its debt obligations using interest income from the affiliate loans and will be further supported by Guarantees provided by the Subsidiary Guarantors and Thomson Reuters Corporation. However, the ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the ability of the Subsidiary Guarantors and/or such other U.S. affiliates to pay interest and meet debt obligations under the affiliate loans and upon the credit support of the Subsidiary Guarantors and Thomson Reuters Corporation. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2024, our 2023 annual consolidated financial statements, as well as our 2023 annual management’s discussion and analysis included in our 2023 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	464	1,286	(26)	1,724

Operating expenses	(4)	–	(351)	(788)	26	(1,117)

Depreciation	–	–	(11)	(19)	–	(30)

Amortization of computer software	–	–	(4)	(147)	–	(151)

Amortization of other identifiable intangible assets	–	–	(10)	(11)	–	(21)

Other operating (losses) gains, net	(1)	–	5	6	–	10

Operating (loss) profit	(5)	–	93	327	–	415

Finance (costs) income, net:

Net interest (expense) income	(33)	–	3	9	–	(21)

Other finance income (costs)	57	–	–	(89)	–	(32)

Intercompany net interest income (expense)	32	–	(15)	(17)	–	–

Income before tax and equity method investments	51	–	81	230	–	362

Share of post-tax losses in equity method investments	–	–	–	(8)	–	(8)

Share of post-tax earnings (losses) in subsidiaries	246	–	(1)	61	(306)	–

Tax benefit (expense)	4	–	(20)	(61)	–	(77)

Earnings from continuing operations	301	–	60	222	(306)	277

Earnings from discontinued operations, net of tax	–	–	–	24	–	24

Net earnings	301	–	60	246	(306)	301

Earnings attributable to:

Common shareholders	301	–	60	246	(306)	301

Non-controlling interests	–	–	–	–	–	–

	Three months ended September 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	456	1,301	(163)	1,594

Operating expenses	(1)	–	(348)	(772)	163	(958)

Depreciation	–	–	(9)	(19)	–	(28)

Amortization of computer software	–	–	(4)	(128)	–	(132)

Amortization of other identifiable intangible assets	–	–	(12)	(12)	–	(24)

Other operating losses, net	(1)	–	(2)	(8)	–	(11)

Operating (loss) profit	(2)	–	81	362	–	441

Finance (costs) income, net:

Net interest (expense) income	(51)	–	3	16	–	(32)

Other finance income (costs)	39	–	(1)	79	–	117

Intercompany net interest income (expense)	50	–	(15)	(35)	–	–

Income before tax and equity method investments	36	–	68	422	–	526

Share of post-tax losses in equity method investments	–	–	–	(174)	–	(174)

Share of post-tax earnings (losses) in subsidiaries	331	–	(13)	58	(376)	–

Tax (expense) benefit	–	–	(10)	28	–	18

Earnings from continuing operations	367	–	45	334	(376)	370

Loss from discontinued operations, net of tax	–	–	–	(3)	–	(3)

Net earnings	367	–	45	331	(376)	367

Earnings attributable to:

Common shareholders	367	–	45	331	(376)	367

Non-controlling interests	–	–	–	–	–	–

CONDENSED CONSOLIDATING INCOME STATEMENT

	Nine months ended September 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	1,500	4,214	(365)	5,349

Operating expenses	(13)	–	(1,104)	(2,536)	365	(3,288)

Depreciation	–	–	(29)	(58)	–	(87)

Amortization of computer software	–	–	(12)	(446)	–	(458)

Amortization of other identifiable intangible assets	–	–	(30)	(39)	–	(69)

Other operating losses, net	(1)	–	(22)	(37)	–	(60)

Operating (loss) profit	(14)	–	303	1,098	–	1,387

Finance (costs) income, net:

Net interest (expense) income	(106)	–	4	5	–	(97)

Other finance (costs) income	(32)	–	1	23	–	(8)

Intercompany net interest income (expense)	92	–	(45)	(47)	–	–

(Loss) income before tax and equity method investments	(60)	–	263	1,079	–	1,282

Share of post-tax earnings in equity method investments	–	–	–	45	–	45

Share of post-tax earnings (losses) in subsidiaries	1,461	–	(2)	199	(1,658)	–

Tax benefit (expense)	219	–	(64)	103	–	258

Earnings from continuing operations	1,620	–	197	1,426	(1,658)	1,585

Earnings from discontinued operations, net of tax	–	–	–	35	–	35

Net earnings	1,620	–	197	1,461	(1,658)	1,620

Earnings (losses) attributable to:

Common shareholders	1,620	–	197	1,464	(1,658)	1,623

Non-controlling interests	–	–	–	(3)	–	(3)

	Nine months ended September 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	–	–	1,533	3,937	(491)	4,979

Operating expenses	(7)	–	(1,108)	(2,398)	491	(3,022)

Depreciation	–	–	(30)	(57)	–	(87)

Amortization of computer software	–	–	(13)	(364)	–	(377)

Amortization of other identifiable intangible assets	–	–	(35)	(37)	–	(72)

Other operating gains (losses), net	22	–	(7)	338	–	353

Operating profit	15	–	340	1,419	–	1,774

Finance (costs) income, net:

Net interest (expense) income	(150)	–	7	22	–	(121)

Other finance income (costs)	13	–	–	(88)	–	(75)

Intercompany net interest income (expense)	158	–	(39)	(119)	–	–

Income before tax and equity method investments	36	–	308	1,234	–	1,578

Share of post-tax earnings in equity method investments	–	–	–	815	–	815

Share of post-tax earnings in subsidiaries	1,981	–	55	259	(2,295)	–

Tax expense	–	–	(49)	(348)	–	(397)

Earnings from continuing operations	2,017	–	314	1,960	(2,295)	1,996

Earnings from discontinued operations, net of tax	–	–	–	21	–	21

Net earnings	2,017	–	314	1,981	(2,295)	2,017

Earnings attributable to:

Common shareholders	2,017	–	314	1,981	(2,295)	2,017

Non-controlling interests	–	–	–	–	–	–

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	September 30, 2024

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	8	–	367	1,356	–	1,731

Trade and other receivables	–	–	192	819	–	1,011

Intercompany receivables	2,777	–	524	3,208	(6,509)	–

Other financial assets	41	–	5	8	–	54

Prepaid expenses and other current assets	–	–	172	222	–	394

Current assets excluding assets held for sale	2,826	–	1,260	5,613	(6,509)	3,190

Assets held for sale	–	–	136	32	–	168

Current assets	2,826	–	1,396	5,645	(6,509)	3,358

Property and equipment, net	–	–	195	235	–	430

Computer software, net	–	–	38	1,392	–	1,430

Other identifiable intangible assets, net	–	–	992	2,173	–	3,165

Goodwill	–	–	3,729	3,613	–	7,342

Equity method investments	–	–	–	277	–	277

Other financial assets	71	–	2	307	–	380

Other non-current assets	–	–	93	530	–	623

Intercompany receivables	164	–	2	777	(943)	–

Investments in subsidiaries	14,238	–	497	4,068	(18,803)	–

Deferred tax	223	–	–	1,203	–	1,426

Total assets	17,522	–	6,944	20,220	(26,255)	18,431

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,036	–	–	–	–	1,036

Payables, accruals and provisions	68	–	287	708	–	1,063

Current tax liabilities	–	–	–	296	–	296

Deferred revenue	–	–	461	583	–	1,044

Intercompany payables	2,696	–	512	3,301	(6,509)	–

Other financial liabilities	–	–	11	89	–	100

Current liabilities excluding liabilities associated with assets held for sale	3,800	–	1,271	4,977	(6,509)	3,539

Liabilities associated with assets held for sale	–	–	13	9	–	22

Current liabilities	3,800	–	1,284	4,986	(6,509)	3,561

Long-term indebtedness	1,847	–	–	–	–	1,847

Provisions and other non-current liabilities	2	–	5	663	–	670

Other financial liabilities	–	–	81	162	–	243

Intercompany payables	–	–	778	165	(943)	–

Deferred tax	–	–	231	6	–	237

Total liabilities	5,649	–	2,379	5,982	(7,452)	6,558

Equity

Total equity	11,873	–	4,565	14,238	(18,803)	11,873

Total liabilities and equity	17,522	–	6,944	20,220	(26,255)	18,431

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	24	–	182	1,092	–	1,298

Trade and other receivables	–	–	276	846	–	1,122

Intercompany receivables	2,666	–	465	3,402	(6,533)	–

Other financial assets	–	–	6	60	–	66

Prepaid expenses and other current assets	–	–	212	223	–	435

Current assets excluding assets held for sale	2,690	–	1,141	5,623	(6,533)	2,921

Assets held for sale	–	–	–	–	–	–

Current assets	2,690	–	1,141	5,623	(6,533)	2,921

Property and equipment, net	–	–	200	247	–	447

Computer software, net	–	–	49	1,187	–	1,236

Other identifiable intangible assets, net	–	–	1,021	2,144	–	3,165

Goodwill	–	–	3,803	2,916	–	6,719

Equity method investments	–	–	–	2,030	–	2,030

Other financial assets	116	–	6	322	–	444

Other non-current assets	–	–	116	502	–	618

Intercompany receivables	188	–	2	778	(968)	–

Investments in subsidiaries	14,572	–	489	3,943	(19,004)	–

Deferred tax	–	–	–	1,104	–	1,104

Total assets	17,566	–	6,827	20,796	(26,505)	18,684

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	372	–	–	–	–	372

Payables, accruals and provisions	55	–	317	742	–	1,114

Current tax liabilities	–	–	–	248	–	248

Deferred revenue	–	–	337	655	–	992

Intercompany payables	2,768	–	634	3,131	(6,533)	–

Other financial liabilities	400	–	15	92	–	507

Current liabilities excluding liabilities associated with assets held for sale	3,595	–	1,303	4,868	(6,533)	3,233

Liabilities associated with assets held for sale	–	–	–	–	–	–

Current liabilities	3,595	–	1,303	4,868	(6,533)	3,233

Long-term indebtedness	2,905	–	–	–	–	2,905

Provisions and other non-current liabilities	2	–	6	684	–	692

Other financial liabilities	–	–	76	161	–	237

Intercompany payables	–	–	778	190	(968)	–

Deferred tax	–	–	232	321	–	553

Total liabilities	6,502	–	2,395	6,224	(7,501)	7,620

Equity

Total equity	11,064	–	4,432	14,572	(19,004)	11,064

Total liabilities and equity	17,566	–	6,827	20,796	(26,505)	18,684